# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Auna S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: Class A Ordinary Shares, nominal value US$0.01 per share (the "Class A Shares")
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy,, Grand Duchy of Luxembourg, Luxembourg (N4), L-1855
Date of event which requires filing of this statement: 03/27/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002046651

## Reporting persons
- AFP Integra S.A. acting on behalf of IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Peru (R5); sole voting power 0; shared voting power 9,013,333; sole dispositive power 0; shared dispositive power 9,013,333; aggregate amount beneficially owned 9,013,333 (30.04% of the class)

## Item 1. Issuer
Name of issuer: Auna S.A.
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

## Item 2. Person Filing
Name of person filing: AFP Integra S.A. acting on behalf of IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3
Address of principal business office or, if none, residence: Av. Canaval y Moreyra 522, piso 5 y 6, San Isidro, Lima - Peru
Citizenship: Peru

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: non-US pension fund.

## Item 4. Ownership
Amount beneficially owned: As of March 27, 2024, IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3 owned 9,013,333 shares of the Issuer's Class A Shares.
Percent of class: As of March 27, 2024 the Reporting Persons may be deemed to have beneficially owned 9,013,333 shares of the Issuer's Class A Shares or 30.04% of Class A Shares outstanding. This percentage is based on 30,000,000 Class A Shares outstanding as of March 27, 2024 as reported by the Issuer in the Final Prospectus.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,013,333
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,013,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3 is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3 is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D

## Signatures
- AFP Integra S.A. acting on behalf of IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3: /s/ Daphne Elizabeth Zagal Otiniano, Daphne Elizabeth Zagal Otiniano VP Legal, Compliance and Risk (12/18/2024)